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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Superior Consultant Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

868146101

(Cusip Number)

Susan M. Synor
Superior Consultant Holdings Corporation
5225 Auto Club Drive
Dearborn, Michigan 48126

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868146101			Page 2 of 10

1.	Name of Reporting Person: Richard D. Helppie, Jr.(1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF (with respect to purchases); N/A with respect to entering into Tender and Voting Agreement

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,685,122

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,685,122

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,685,122

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 34.6%

14.	Type of Reporting Person (See Instructions): IN

(1) 2,976,908 shares are owned by Mr. Helppie through The Richard D. Helppie, Jr. Trust of which Mr. Helppie is the sole trustee and 600,000 shares are held by the Richard D. Helppie, Jr. Five Year Grantor Retained Annuity Trust, of which Mr. Helppie is the sole trustee.

2

CUSIP No. 868146101			Page 3 of 10

1.	Name of Reporting Person: George S. Huntzinger		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 483,594

		8.	Shared Voting Power: 4,500

		9.	Sole Dispositive Power: 483,594

		10.	Shared Dispositive Power: 4,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 488,094

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions): IN

3

CUSIP No. 868146101			Page 4 of 10

1.	Name of Reporting Person: Richard R. Sorensen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 137,544

		8.	Shared Voting Power: 5,000

		9.	Sole Dispositive Power: 137,544

		10.	Shared Dispositive Power: 5,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 142,544

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.3%

14.	Type of Reporting Person (See Instructions): IN

4

CUSIP No. 868146101	Page 5 of 10

     The undersigned hereby amend their Schedule 13D filed November 13, 2000, as amended by Amendment No. 1 filed November 29, 2000, Amendment No. 2 filed December 11, 2000, the Amendment No. 3 filed March 5, 2001, Amendment No. 4 filed May 14, 2001, Amendment No. 5 filed May 21, 2001, Amendment No. 6 filed on November 21, 2001, Amendment No. 7 filed November 4, 2002, Amendment No. 8 filed on December 30, 2002 and Amendment No. 9 filed on April 4, 2003 (collectively, the “Schedule 13D”), relating to the Common Stock of Superior Consultant Holdings Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purposes of this Amendment No. 10 are: (a) to report that each of the Reporting Persons have entered into a Tender and Voting Agreement in connection with an Agreement and Plan of Merger entered into by Superior Consultant Holdings Corporation (as described below), (b) to report an increase in the shares of Common Stock beneficially owned by the Reporting Persons and (c) to describe the transactions in Common Stock effected by the Reporting Persons since the filing of the Amendment No. 9.

Item 4 – Purpose of Transaction

     On December 17, 2004, Superior Consultant Holdings Corporation, a Delaware corporation (“Superior”), Affiliated Computer Services, Inc., a Delaware corporation (“ACS”), and ACS Merger Corporation, a Delaware corporation and wholly owned subsidiary of ACS (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to satisfaction or waiver of the conditions therein, Superior will merge with and into ACS (the “Merger”). Under the terms of the Merger Agreement, ACS will commence a tender offer for all outstanding shares of Superior common stock (the “Offer”) for a cash purchase price of $8.50 per share. The expiration date of the Offer is 12:00 midnight, Eastern time, on the date that is 20 Business Days after the date the Offer is commenced, although the offer may be extended under certain conditions. Following the conclusion of the Offer, subject to the satisfaction or waiver of the conditions in the Merger Agreement, the Merger will be consummated. Upon consummation of the Merger, the remaining holders of issued and outstanding shares of common stock of Superior (other than stockholders who exercise appraisal rights to the extent available under Delaware law), will receive $8.50 in cash for each share of Superior common stock.

     In addition, each option and warrant to acquire Superior common stock outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be cancelled and will receive cash in an amount equal to the excess, if any, of $8.50 and the exercise price per share under such option or warrant, multiplied by the number of shares obtainable under such option or warrant.

     On December 17, 2004, Superior, ACS and Merger Sub entered into Tender and Voting Agreements with each of the Reporting Persons (collectively referred to as the “Tender and Voting Agreements”). Under the Tender And Voting Agreements, each of the Reporting Persons agreed to tender any and all currently owned and subsequently acquired shares to ACS pursuant to the Offer and vote all of such Reporting Person’s shares in favor of adoption of the Merger Agreement and against any competing transaction, any action, proposal or agreement that

CUSIP No. 868146101	Page 6 of 10

would result in the breach of any covenant, obligation, agreement, representation or warranty of Superior under the Merger Agreement or of Reporting Person in the Tender and Voting Agreement against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal, other than a Superior Proposal (as each such term is defined in the Merger Agreement)) that could reasonably be expected to result in any of the conditions to the Offer or to the Company’s obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Tender and Voting Agreement.

     On December 17, 2004, Superior issued a press release announcing the signing of the Merger Agreement. On December 23, 2004, ACS filed its Schedule TO and Superior filed its Schedule 14d-9.

     Copies of the Merger Agreement, form of Tender and Voting Agreement and Press Release are incorporated herein by reference. The foregoing summary of the Merger Agreement, Tender and Voting Agreement and the Press Release does not purport to be complete and is qualified in its entirety by reference to the provisions of such agreements and press release.

Item 5 – Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(a) As of November 30, 2004, there were 10,551,530 shares of Common Stock issued and outstanding. Based on such information, as of the date hereof, after taking into account the transactions described in Item 5(c) below, the Reporting Persons beneficially own in the aggregate 4,315,760 shares of Common Stock which represents approximately 40.4% of the outstanding shares of Common Stock. Individually, each of the Reporting Persons beneficially owns the following shares: (i) Richard D. Helppie, Jr. beneficially owns 3,685,122 shares (see footnote on page 2 of this Schedule 13D), which represents 34.6% of the outstanding shares of Common Stock; (ii) George S. Huntzinger beneficially owns 488,094 shares, which represents 4.5%of the outstanding shares of Common Stock; and (iii) Richard R. Sorensen beneficially owns 142,544 shares which represents 1.3% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Reporting Persons includes shares issuable upon exercise of options currently exercisable or exercisable within 60 days from November 30, 2004 as follows: Helppie – 108,214 shares; Huntzinger – 250,000 shares; and Sorensen – 127,000 shares.

CUSIP No. 868146101	Page 7 of 10

(c) In the last 60 days, the only transaction that occurred was the following transaction by Richard Helppie, Jr. which was an open market transaction:

Transaction Date	No. of Shares	Price per Share
8/26/04	300	$6.19

Item 6 – Contracts, arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Item 4 is hereby incorporated by reference

Item 7 – Materials to be Filed as Exhibits

Item 7 is amended as follows:

(1)	Form of Tender and Voting Agreement by and among Superior Consultant Holdings Corporation, Affiliated Computer Services, Inc., ACS Merger Corp. and the Reporting Persons (incorporated by reference to Exhibit 99.(D)(2) to Schedule TO filed with the Securities and Exchange Commission on December 23, 2004)

(2)	Agreement and Plan of Merger, dated as of December 17, 2004 by and among Superior Consultant Holdings Corporation, Affiliated Computer Services, Inc., and ACS Merger Corp. (incorporated by reference to Exhibit 2 to Form 8-K filed with the Securities and Exchange Commission on December 21, 2004).

(3)	Press Release, dated December 17, 2004, issued by Superior Consultant Holdings Corporation, announcing the Agreement and Plan of Merger (incorporated by reference to Exhibit 99 to Form 8-K filed with the Securities and Exchange Commission on December 21, 2004).

(4)	Amended and Restated Joint Filing Undertaking

CUSIP No. 868146101	Page 8 of 10

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2004

/s/Richard D. Helppie, Jr. Richard D. Helppie, Jr., CEO and Director	/s/Richard R. Sorensen Richard R. Sorensen, CFO
/s/George S. Huntzinger George S. Huntzinger, President and COO

CUSIP No. 868146101	Page 9 of 10

Exhibit 4 – Amended and Restated Joint Filing Undertaking

The undersigned hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date: December 28, 2004

/s/ Richard D. Helppie, Jr. Richard D. Helppie, Jr.	/s/Richard R. Sorensen Richard R. Sorensen

/s/George S. Huntzinger George S. Huntzinger